United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-36464
AGILE THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)
180 Park Avenue, Suite 101 Florham Park, New Jersey 07932 973 324 0200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.0001 par value Series A-1 Warrants Series A-2 Warrants Series C-1 Warrants Series C-2 Warrants Placement Agent Warrants
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒	Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*As a result of the acquisition of the registrant by Exeltis USA, Inc., as of the certification date the Common Stock, $0.0001 par value, was held by one holder and the warrants of each series indicated above were fully performed and terminated by the registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934 Agile Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 30, 2024	By:	/s/ Robert Spina
Robert Spina, Chief Executive Officer